EXHIBIT 99.1

NewsRelease

TransCanada’s Tamazunchale Pipeline Extension Now Operational

MEXICO CITY, Mexico – November 17, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that it has placed into service the Tamazunchale Pipeline Extension, the most recent natural gas infrastructure project to be completed by TransCanada in Mexico.

“The completion of the Tamazunchale Pipeline Extension marks another milestone in our decade-long commitment to building new energy infrastructure in Mexico,” said Russ Girling, TransCanada’s president and chief executive officer. “The successful completion of the extension will bring additional supplies of clean burning natural gas to power electric generation facilities in central Mexico.”

The new US$600 million pipeline is an extension of the existing Tamazunchale Pipeline that links an LNG terminal and natural gas supplies from the east coast of Mexico and U.S. to key power facilities in Tamazunchale. The extension begins at the end point of the existing Tamazunchale Pipeline in the state of San Luis Potosi and extends through the states of Hidalgo and Queretaro, where it connects with Mexico’s National Pipeline System and serves a combined-cycle power generating facility near El Sauz, Queretaro.

TransCanada has a 25-year natural gas transportation service contract with the Comisión Federal de Electricidad (CFE), Mexico’s state-owned power company. The pipeline extension is approximately 230 kilometers (144 miles) long and has a contracted capacity of 630 million cubic feet a day. The pipeline used a combination of 30- and 36-inch-diameter pipe.

More than 2,000 residents in Mexico were employed during construction of the Tamazunchale Pipeline Extension. Local and international contractors were key to successfully building the pipeline through some of Mexico’s most mountainous terrain. Crews used innovative engineering and leading-edge construction techniques that included boring through a mountain with a 672-meter micro tunnel and a cable crane system to install the pipeline on a steep mountainous slope.

Along with the Tamazunchale Pipeline, TransCanada also owns and operates the Guadalajara Pipeline that connects natural gas supplies from the Manzanillo LNG terminal to power facilities in Manzanillo and other markets in Guadalajara and central Mexico.

TransCanada is currently constructing the Topolobampo Pipeline, a US$1 billion pipeline project that will bring natural gas from in El Encino, Chihuahua, to Topolobampo, Sinaloa. The pipeline will interconnect with the Mazatlan Pipeline, a US$400 million pipeline currently under construction, which begins at El Oro and ends in Mazatlan, also in Sinaloa. Each pipeline is supported by a 25-year natural gas transportation service contract with the CFE. By 2016, TransCanada will have invested more than US$2.6 billion in Mexico.

“Mexico’s new energy reform laws are expected to provide companies like TransCanada with additional opportunities to invest in natural gas infrastructure projects that will allow Mexico to meet growing demand,” Girling added. “TransCanada looks forward to continuing to increase its investment in Mexico as the country expands its energy infrastructure.”

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or follow us on social media and 3BL Media.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 3, 2014 and 2013 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
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403.920.7859 or 800.608.7859

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